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09058848

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8 - 50853

$A6^x$
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FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___01/01/08___ AND ENDING ___12/31/08___
                                                           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

    CJS SECURITIES, INC.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:

    50 MAIN STREET, SUITE 325
                         (No. And Street)

WHITE PLAINS,	NY	10606
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

    ARNOLD URSANER   (914) 287-7600
                                                                           (Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP   ATTN: JOHN FULVIO, CPA
                           (Name - if individual state last, first, middle name)

5 West 37th Street, 4th Floor	NEW YORK	NY	10018
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
    ☑ Certified Public Accountant
    ☐ Public Accountant
    ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as basis for the exemption.   See section 240.17a-5(e)(2)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)



OATH OR AFFIRMATION

I, _____ ARNOLD URSANER _____ , swear (or affirm) that, to the

best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ CJS SECURITIES, INC. _____ , as of

_____ DECEMBER 31, 2008 _____ , are true and correct. I further swear (or affirm) that neither the company

nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that

of a customer, except as follows:

_____

_____

_____

_____
Signature

PRESIDENT & CEO
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



CJS SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2008

FULVIO & ASSOCIATES, L.L.P.

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
CJS Securities, Inc.:

We have audited the accompanying statement of financial condition of CJS Securities, Inc. (the "Company") as of December 31, 2008. The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of CJS Securities, Inc. as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Fulvio & Associates, L.L.P.

New York, New York
February 17, 2009

CJS SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2008

A S S E T S

Cash	$ 1,542,765
Due from broker and clearing deposits	417,252
Commissions receivable	396,852
Securities owned, at fair value	647,587
Other assets and receivables	79,057
TOTAL ASSETS	$ 3,083,513

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:

Accrued expenses	$ 108,995

Shareholder's Equity:

Common stock, no par value, 200 shares authorized, 100 shares issued and outstanding	100
Additional paid-in capital	262,571
Retained earnings	2,711,847
Total Shareholder's Equity	2,974,518
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 3,083,513

The accompanying notes are an integral part of this financial statement.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES

CJS Securities, Inc. (the "Company") was incorporated in New York on November 5, 1997 and began operations on July 1, 1998 as a broker-dealer. The Company is registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority, Inc. (the "FINRA").

The Company does not carry security accounts for customers or perform custodial functions relating to customer securities. Accordingly, the Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 (the "Act").

The Company maintains its books and records on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America, that also requires broker-dealers to value securities at fair market value.

The Company executes its trades through other member firms and records all securities transactions on a trade date basis.

The preparation of the financial statements in conformity with the accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

On January 1, 2008, the Company adopted Statement of Financial Accounting Standards No. 157, *Fair Value Measurements* ("SFAS No. 157). SFAS No. 157 defines fair value as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date. SFAS No. 157 establishes a classification hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs are those that reflect the Company's assumptions about the inputs market participants would use in pricing the asset or liability based on the best information available in the circumstances. The classification hierarchy is broken down into three levels:

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
            (continued)

Level 1 – Fair value measurements based on quoted prices in active markets for identical assets or liabilities that the Company has access to and are not adjusted. Since measurements are based solely on quoted prices that are readily and regularly available in an active market, valuation of Level 1 instruments does not entail a significant degree of judgment by the Company.

Level 2 – Fair value measurements based on inputs that are observable, both directly and indirectly, for instruments in markets that are not active (including those that are "thinly traded") or have restrictions on their resale. Level 2 inputs include quoted prices for similar assets and liabilities that are in active markets, "as if" conversions for constrained instruments, discounts for trading volume constraints and others such as interest rates and yield curves that are obtainable at common intervals.

Level 3 – Fair value measurements based on valuation techniques that use significant inputs that are unobservable. Unobservable Level 3 inputs include commonly used pricing models, the Company's internally developed data and assumptions for valuation methodology and other information used by the Company to assist in exercising judgment for instruments that fall into this level.

The availability of observable inputs can vary from instrument to instrument and is affected by a wide variety of factors. This includes the type of instrument, whether the instrument is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised by the Company in determining fair value is greatest for instruments categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, the instrument is reported in the lowest level that has a significant input. Even when inputs are not observable, the Company's own assumptions and methodologies are established to reflect those that market participants would use in pricing the asset or liability at the measurement date. In addition, during periods of market dislocation, the observability of inputs may be reduced for many instruments. This condition could cause an instrument to be reclassified to a lower level within the fair value hierarchy.

NOTE 1.   ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
(continued)

Valuation techniques - equity securities: the Company values investments in equity securities and securities sold short that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the period.

NOTE 2.   FAIR VALUE MEASUREMENTS

The Company's assets recorded at fair value are categorized below based upon a fair value hierarchy in accordance with SFAS No. 157 at December 31, 2008. See Note 1 for a definition and discussion of the Company's policies regarding this hierarchy.

Securities owned	Level 1	Level 2	Level 3	Total
Equity Securities	$647,587	$ -	$ -	$ 647,587
% of Total	100%	-	-	100%

NOTE 3.   RELATED PARTY TRANSACTIONS

The Company has an agreement with a related company owned by the same shareholder for the use of office space, utilities, and certain office equipment. The Company incurs 100% of the lease obligation in return for the use of the premises and the equipment. This agreement is on a month to month basis and can be terminated at any time by either party without incurring any liabilities.

NOTE 4.   NET CAPITAL REQUIREMENTS

As a registered broker-dealer, the Company is subject to the Uniform Net Capital Rule 15c3-1 (the "Rule") under the Securities Exchange Act of 1934. The Rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and also provides that equity capital may not be withdrawn or distributions be made in certain instances. The Rule also requires minimum net capital in an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness. At December 31, 2008, the Company had net capital of $2,798,323 and excess net capital of $2,698,323.

NOTE 5.   FINANCIAL TRANSACTIONS WITH OFF-BALANCE-SHEET CREDIT RISK

The Company's activities involve the introduction of transactions on a fully disclosed basis with a clearing broker on behalf of its customers. Through contractual agreements with the clearing broker, the Company is liable in the event its customers are unable to fulfill their contracted obligations with the clearing broker.

The customers' activities are transacted on either a cash or margin basis through the facilities of a clearing broker. In margin transactions, the clearing broker extends credit to customers, subject to various regulatory and margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the clearing broker executes and clears customers' transactions involving the sale of securities not yet purchased ("short sales"). These transactions may expose the Company to significant off-balance-sheet risk in the event the customers fail to satisfy their obligations to the clearing broker. The Company may then be required to compensate the clearing broker for losses incurred on behalf of the customers.

The Company, through its clearing broker, seeks to control the risks associated with its customers' activities by requiring customers to maintain margin collateral in compliance with various regulatory and the clearing broker's internal guidelines. The clearing broker monitors required margin levels daily and, pursuant to such guidelines, requires the customers to deposit additional collateral, or reduce positions, when necessary.

NOTE 6.   INCOME TAXES

The Company has elected to be taxed under Subchapter S of the Internal Revenue Code and a similar provision in New York State. Accordingly, the corporation is not considered a taxable entity for federal and state purposes. Any taxable income, losses or credits are reported by each stockholder on their individual tax returns.

The Company is subject to the New York State Franchise tax which imposes a minimum tax based on variables affected by the Company's operations.

NOTE 7.   PENSION PLAN

The Company has a non-contributory defined benefit pension plan with a December 31 year-end. Employees over the age of twenty-one become eligible to participate in the plan after a minimum of one year and at least one thousand hours of service. Plan benefits vest at the rate of 20% each year after two years of service. Included in the accrued expenses on the financial statements is $77,500 for the plan year ending December 31, 2008.